Exhibit (a)(12)

F O R T R E S S
Investment  Group  LLC

                                                                FOR RELEASE

Contact:
Lilly H. Donohue
Vice President, Fortress
212 798-6118


         FORTRESS ANNOUNCES RESULTS OF CASH TENDER OFFER FOR SHARES
                      OF CAPSTEAD MORTGAGE CORPORATION
       -------------------------------------------------------------


NEW YORK, JULY 3, 2000 - Fortress Investment Fund LLC (together with its affiliates, "Fortress") announced today the completion of its $9 per share cash tender offer for up to 5,000,000 shares of common stock of Capstead Mortgage Corporation (Nasdaq: CMO). The tender offer expired at 12:01 a.m., New York City time, on Saturday, July 1, 2000, at which time approximately 2,765,028 shares of Capstead common stock were validly tendered, including guaranteed deliveries.

Payment for these shares will be made promptly through Norwest Bank Minnesota, N.A., the depositary for the tender offer. After payment for the deposited shares, Fortress will own approximately 31% of the total issued and outstanding shares of Capstead common stock, assuming full conversion of the preferred shares currently owned by Fortress.

Merrill Lynch & Co. acted as Dealer-Manager for this tender offer.

Fortress is a real estate opportunity fund located in New York with over $870 million of private equity capital. Fortress focuses on real estate-related investments worldwide.